

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via Email
William F. Ruprecht
Chairman, President, and Chief Executive Officer
Sotheby's
1334 York Ave.
New York, NY 10021

>   **Re: Sotheby's**
>   **Definitive Soliciting Materials filed on Schedule 14A**
>   **Filed April 8, 2014**
>   **File No. 001-09750**

Dear Mr. Ruprecht:

We have reviewed the above-referenced filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Sound Corporate Governance Policies and Practices, page 29

1.   Please provide us with the materials upon which the participants ostensibly relied to support the statements that the average tenure of directors is approximately 8.6 years for the S&P 500 and approximately 10.8 years for the S&P 1500, clearly marked to highlight the applicable portion or section containing the referenced information.

Third Point Nominees, page 36

2.   We note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the assertions appearing on page 36 that certain of the Third Point nominees, as applicable, have no experience in art/auction expertise, luxury expertise, digital media/communication, or client services.

Mr. Loeb's Self-Interested Transaction with Yahoo!, page 40

3.   We note the following quotations that appear to indirectly make charges concerning improper or illegal conduct of Mr. Loeb without explanation, support or a factual foundation as required by Note (b) to Rule 14a-9:

- "However, this transaction is colored by Third Point's insider status…Moreover, Third Point is giving up its Board representation as part of this deal, which smacks of greenmail"
- "The share repurchase has the whiff of greenmail, with Business Insider's Henry Blodget going as far as to call it 'insider trading'…the sale is arguably suspect in terms of its timing."

Please provide us with the factual foundation, if any, upon which the Company relied in support of these statements. As to any matters for which a factual foundation does exist, please avoid making future statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please also note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement. A reasonable basis must exist for each opinion or belief expressed.

Appendix

Industry/Market Data, page 44

4.   Representations have been included that appear to disclaim responsibility for the reproduction of content within the soliciting material because certain data obtained from third-party sources "has not been independently verified and no guarantee is made of the data's accuracy and completeness." As the participants are responsible for the accuracy of all information in the filing, this qualification is inappropriate. Please avoid making future statements that imply the inclusion of the information creates no legal liability exposure for the participants under the federal securities laws.

5.   Please be advised that when the participants republish quotations and data from third party sources that constitute soliciting material, the participants are making statements subject to Rule 14a-9 regardless of the fact that the participants were not the original "maker" of the statement. To the extent statements made by third parties are included in the participants' future soliciting materials, please be prepared to provide us with an annotated copy that furnishes the factual support upon which the participants relied to make the statements of the type described in Note (b) to Rule 14a-9.

If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3266.


Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions


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